Way of Being

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales of Product Income	108,532.29
Uncategorized Income	9,071.00
Total Income	**$117,603.29**
Cost of Goods Sold	
Cost of Goods Sold	52,764.70
Shipping	5,662.45
Total Cost of Goods Sold	**$58,427.15**
GROSS PROFIT	**$59,176.14**
Expenses	
Advertising & Marketing	8,908.21
Bank Charges & Fees	430.21
Charitable Contributions	2,037.15
Dues & subscriptions	786.88
Insurance	1,828.00
Legal & Professional Services	379.50
Meals & Entertainment	225.91
Office Supplies & Software	4,300.00
Office/General Administrative Expenses	885.48
Payroll	9,791.79
Payroll Tax Expenses	2,955.39
Reimbursable Expenses	346.59
Rent & Lease	3,818.53
Repairs & Maintenance	819.84
Shipping, Freight & Delivery	5,601.86
Shopify Fees	100.00
Supplies & Materials	466.35
Taxes & Licenses	1,332.37
Travel	453.32
Utilities	150.00
Total Expenses	**$45,617.38**
NET OPERATING INCOME	**$13,558.76**
NET INCOME	**$13,558.76**

Way of Being

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Good Intent Checking	8,923.93
Income/Inventory - 2	5,218.47
Operating Expenses - 2	-999.90
Owners' Pay - 2	18.33
Profit - 2	961.19
Taxes - 2	4,342.18
Total Bank Accounts	**$18,464.20**
Other Current Assets	
Inventory	240.00
Uncategorized Asset - do not use	0.00
Total Other Current Assets	**$240.00**
Total Current Assets	**$18,704.20**
TOTAL ASSETS	**$18,704.20**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable	751.79
Total Other Current Liabilities	**$751.79**
Total Current Liabilities	**$751.79**
Total Liabilities	**$751.79**
Equity	
Opening Balance Equity	0.00
Owner's Investment	22,303.00
Owner's Pay & Personal Expenses	-8,245.64
Retained Earnings	-9,663.71
Net Income	13,558.76
Total Equity	**$17,952.41**
TOTAL LIABILITIES AND EQUITY	**$18,704.20**

Way of Being

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	13,558.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset - do not use	100.00
Loan Payable	751.79
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**851.79**
Net cash provided by operating activities	**$14,410.55**
FINANCING ACTIVITIES	
Opening Balance Equity	-100.00
Owner's Investment	8,000.00
Owner's Pay & Personal Expenses	-8,245.64
Retained Earnings	-5,346.89
Net cash provided by financing activities	**$ -5,692.53**
NET CASH INCREASE FOR PERIOD	**$8,718.02**
Cash at beginning of period	9,746.18
CASH AT END OF PERIOD	**$18,464.20**